                                                                Exhibit 3(i)(pp)

                            ARTICLES OF INCORPORATION
                                       OF
                     NORTHLAND BROADCASTING MANAGEMENT, INC.


      1. The name of the corporation is "Northland Broadcasting Management, Inc."

      2. The number of shares that the corporation is authorized to issue is 5000 shares of common stock.

      3. The post office address of the corporation's initial registered office is 100 Shockoe Slip, 3rd Floor, Richmond, Virginia 23219, located in the City of Richmond, Virginia, and the name of the corporation's initial registered agent at the aforesaid office is Charles W. Laughlin, who is a resident of Virginia and a member of the Virginia State Bar.

                              NORTHLAND BROADCSTING MANAGEMENT, INC.



                              By:________________________________
                                 Charles W. Laughlin Incorporator